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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a March 11, 2002 conference call hosted by Sam Ginn and Philip M. Condit, independent members of HP's board of directors, with introductory remarks by Steven J. Pavlovich, HP's Director, Investor Relations.


CONFERENCE CALL:

OPERATOR: Welcome to Hewlett-Packard's conference call with Sam Ginn and Phil Condit. All lines have been placed on mute to prevent any background noise. After the speakers' remarks there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad and questions will be answered in the order they are received. If you would like to withdraw your question, press the pound key.

     Before we begin, allow me to introduce Mr. Steve Pavlovich, Director of Investor Relations, who has a brief message for you.

STEVEN J. PAVLOVICH, DIRECTOR, INVESTOR RELATIONS: Thank you and good morning and good afternoon to those of you on the east coast, and thanks for joining us on short notice. With me today are HP Independent Directors Sam Ginn and Phil Condit.

     As you know, Walter Hewlett appeared on CNBC this morning discussing his position on the Compaq merger. We feel very strongly that we need to respond to a number of points made by Walter, and that Sam and Phil would be the most appropriate people to do it. We will start with comments from them, followed by Q&A.

     Before we get started, we need to remind you that it's possible that some of our comments and responses to your questions may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties, and actual future results may vary materially. I encourage you to read the risk factors described in the company's annual report on Form 10K for the year ended October 31, 2001, filed with the SEC for an understanding of the factors that may affect the company's businesses and results.

     So with that, I'll turn things over to Sam and Phil.

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PHILIP M. CONDIT, DIRECTOR: I'd like to make a few specific points before we take questions. First, big mergers can work, and, in particular, high-tech mergers can work. Now both Sam and I know this because we've each done them. Sam in the Telco space with AirTouch/Vodafone, and in my case with Boeing/McDonnell Douglas. We also know that they can create significant shareholder value. We think that this specific merger will create shareholder value and that is why we are so committed to it.

     I think the key lesson for both of us is first class integration planning, and in the HP/Compaq case, the board has carefully reviewed the integration plans and we do it regularly. And just like ISS, we have been extremely impressed with the progress that management has made in this critical area.

     One of the points that Walter has tried to make is that mergers are disruptive. Of course they are. That is why integration planning is so critical. On the other hand, Walter has said that there will be no disruption if this merger is voted down. That is simply not the case. This proxy contest itself has already created significant disruption, and if the merger were to be defeated it would create further disruption.

     Each board member has spent an enormous amount of time and energy deliberating on HP's alternatives and what would be best for the company and its shareholders. We have a huge commitment to this merger because we think it is our very best alternative.

     Individually, we will have personal conflicts if this merger is voted down, and will have a personal decision to make. Each board member will have to make that choice relatively soon in this case because the entire HP board is up for reelection this spring. Likewise, each member of the management team will have a personal decision to make as they have also invested an enormous amount of energy, commitment and time in pursuing this merger.

     I also want to address the potential for increased shareholder value. Walter has said that his alternative could increase shareholder value by $14.00 to $17.00 per share. This is not grounded in reality. To be very candid, if it were that easy to double our margins and restructure the business for profitability to create $14.00 to $17.00 per share, this board, and by the way this is a board with considerable business experience, would have demanded exactly that result.

     In fact, the board has considered a number of alternatives and has concluded that the merger with Compaq is the best alternative. It is based on a very specific, real plan; it [is] based on real numbers -- conservative, but real numbers -- and it will create real shareholder value. This was all discussed very carefully in the boardroom, and to be candid, Walter never raised many of these objections or alternatives which he now raises.


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     Finally, let me talk about the role of this board. We are all board members who strongly believe that we must represent all shareholders. We do not face some of the conflicts raised by representing the more narrow interests of a charitable foundation. It is with our fiduciary responsibility in mind that we strongly support this merger.

     We're absolutely convinced this merger will create substantial and sustainable shareholder value, which we believe will be reflected in the stock price over time. We also understood and discussed that the stock could, and probably would, drop initially as the market reflected short-term issues versus long-term gain. While we cannot predict the outcome of the vote, the company is in close contact with HP's top institutional investors, and we believe we have the support of most of our 20 largest shareholders.

     As directors with significant experience in business and in large mergers, Sam and I, along with the other directors, excluding Walter, strongly believe that this merger is in the best interest of the shareholders of Hewlett-Packard. So, Sam and I would be glad to take your questions and try our best to answer them.

OPERATOR: At this time, I would like to remind everyone in order to ask a question, please press star then the number one on your telephone keypad. Please hold momentarily for your first question. Your first question comes from [Name and Firm].

QUESTION: Hi. I was curious why you thought that HP stock price would fall on the initial announcement of the deal and why you believe it tends to act favorably?

SAM GINN, DIRECTOR: This is Sam Ginn. Well, our thought was initially investors would see this as two PC companies coming together and not understand the complexity of this merger. Once that was explained to them -- the ability to create this broad array of capabilities to serve customers -- then the share price would reflect that.

QUESTION CONT'D: ...stock acts negatively then?

MR. CONDIT: Say again?

QUESTION CONT'D: Sure. I was just curious, as investors come out against the deal, if Hewlett-Packard stock tends to rally -- even very recently -- and I was curious what your thoughts are on that.

MR. CONDIT: I think overall... And by the way, just as a matter of record, I tend to watch longer term averages -- at least [a] four week average -- rather than the daily reactions of stock. Initially the discount on the merger went up significantly. It has steadily come back down. It does move on a short-term basis, but I think overall the feeling is this is a strong merger.


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     And as Sam said, we're convinced that if you go in and look at the pieces
-- look at the server space as an example -- and how these two companies -- their products -- fit together and give a better product offering, and look at each piece along the way, we think that the value of the merger becomes more apparent.

     Obviously, the other issue is, are mergers disruptive? And the answer is: of course they are. But if you want to set out and stake out that long term strategic position you've got to act.

QUESTION CONT'D: Okay, thank you.

MR. GINN: I'd just say one other thing about that. You know, this is a complex industry. Technology is moving very, very rapidly, and there was a fundamental decision in the boardroom about whether we sell equipment as we, I guess, traditionally have done -- meaning that we sell PC's and printers and calculators and so forth -- or are we better off selling solutions? And I think maybe one of the differences between Walter and ourselves is we believe that the future of this company is selling solutions.

     And let me just take a moment and tell you what I mean by that. You go into a customer when you sell solutions and you say: can I help you solve your inventory problem? And you put together a network, you put together servers, you put together storage, printers and PC's -- and by the way, we can run it for you if you would like for us to -- so that you solve the customer's problem as opposed to just selling equipment.

     We think that is a key concept to the future and one that dramatically supports the Compaq merger.

MR. PAVLOVICH: Next question, please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Sure, thank you very much. Gentlemen, two questions if I could. One, given the uncertain nature of the outcome at this point, have you developed an action plan for what you would do if the merger does not go through and could you go through that with us? And second question is, just leading up to the merger, could you tell us from your perspective -- the board members -- what in Hewlett's track record gave you confidence that they could accomplish this complex merger?

MR. CONDIT: Sam, you want to start on that one?

MR. GINN: Well, I think that Phil has already covered a piece of this by saying we have been working on the strategic issues around HP even before the Agilent [spin-off]. The company is well versed in the alternatives. We've looked at, I think, every


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significant alternative there is, and we have come to a conclusion, absent
Walter, that the Compaq merger is the best option going forward. Now, that's where this board is, absent Walter.

     I think the other thing I would say about this board is we understand our obligations to shareholders. And we will -- this board will -- be guided by what shareholders feel that we ought to do. I think Phil also pointed out that if there is an adverse vote here, it's going to present some significant conflict within each director and how they will resolve that, I have no idea. But, I think you can be assured that the board understands its fiduciary responsibility to shareholders.

     And what was the second question?

MR. CONDIT: That was probably the second one. The question is have we done significant planning in the case of a no vote, and the answer is no. We have focused on what we think is the best alternative and worked extremely hard in that direction. If the vote is no, then we're obviously going to have to regroup and try to think our way through that.

QUESTION CONT'D: The other question was just in terms of prior to the acquisition being announced, given that there was a number of issues the company has faced in terms of the current management and prior management, what gave you, as a board member, sufficient confidence that they could handle this, as you said, [unintelligible] complex transaction.

MR. CONDIT: Right. Let me start down that path. And I think, as I said earlier, both Sam and I have experience with large mergers and I think both of us are absolutely convinced that unless you do very good and very aggressive integration planning you don't have the high odds of success.

     And as we discussed alternatives, that discussion was held a number of times -- did management understand the importance of good integration planning; did they understand what were the elements of good integration planning; did they understand that you were going to have to make tough decisions on product and product mix; that you were going to have [to] make tough decisions on who the right people were for each job; that you were going to have to do the integration?

     My experience has been that, if you approach those aggressively and do them, then mergers work. If you don't, you get camps of people -- you get people trying to understand who won and who lost -- and those are the things that lead to either failure [or] to less than desirable success. So, there's been a lot of questioning by the board of management -- did they understand it; did they have good plans? And our conclusion is


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management does understand it and has approached this planning task with real zeal and done it well.

MR. GINN: I would just add that we have the integration team in at every board meeting giving us a status of integration planning.

QUESTION CONT'D: And if I could just follow up on a comment you made, gentlemen. You said a moment ago that each board member will have to consider, if the plan does not get approved, their own position. Would you like to tell us what your plans would be if it was not approved? Would you stay with the board?

MR. CONDIT: The answer for me is I don't know at this point. As I said earlier on the basic one, I have been working hard as a board member to find exactly the right thing for HP. I do believe this merger is the appropriate thing. I will face that issue when and if that event should occur.

MR. GINN: I think from my point of view, I care deeply about Hewlett-Packard and its future and its success, but I can't tell you honestly that I've made a decision either. I'm just going to have to see how this plays out.

MR. NESS: Thank you very much, gentlemen.

MR. PAVLOVICH: Great. Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Good morning. Just a quick follow-on to the previous train of thought. I was wondering what your thoughts are about Walter's potential role if the deal does get approved? I believe he has stated that he would remain on the board to the extent that's possible, and that he would continue to play as active a role as possible. Is that something that you see as not likely to happen?

MR. CONDIT: I think we're going to have to address that once we know the answer on this vote, just like the other question. Trying to lay it out ahead of time, I think, is inappropriate.

MR PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi. I was hoping that you might be able to talk a little bit more about the possibilities of management and your colleagues quitting if the merger is voted down.


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Since you raised it, it's kind of a vague threat. Can you say how wide one might expect such departures to be?

MR. CONDIT: I don't have any way of addressing that question. As Sam said, it is a very personal issue. I am very dedicated to the success of Hewlett-Packard. I am on only one outside board and this is the only one that I'm on, and I will address that conflict in me as we get to that point. I cannot speak for any other board member. I just don't know. All I can do is address that for myself. Sam?

MR. GINN: No, I come out the same way. I understand our fiduciary responsibility. I'll try again every way I can to live up to that. I was just pointing out, for those who haven't thought through this, that a no vote basically causes an inherent conflict in current board members. And, again, I think board members will deal with that in their own personal way, and I -- there's no way for me to predict how anyone else will deal with it when I can't predict how I'm going to deal with it.

QUESTION: Then, separately, you also mentioned that a majority of the [20] largest shareholders were supportive of you, and I was wondering does that mean you're predicting you've got enough votes to win on March 19th?

MR. CONDIT: No. Until those votes are counted, you don't know the answer. And obviously you're in contact -- management is in contact -- with shareholders trying to tell a story. They have a feeling for how those are going to vote -- sometimes actual [knowledge], sometimes only a feeling. We will know that answer on the 19th.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: This is a two-part question like everybody else, I'm sorry to say. I want to pursue the issue of departures that we've been hammering at this morning. I wonder -- I understand your comments that you really can't predict what fellow board members or colleagues in management would do, but I'm curious -- I think your message here is that we might very logically experience a period of disruption or chaos while you could certainly anticipate departures of some quantity.

     The second question goes back to what you were just responding to with the [20] largest shareholders and your thought that there is a fair amount of support with that group, and I wonder if you might give us some flavor on that. Is that because you've got commitments from some of these folks, you know, who pounded their fist on the table and said we're with you?


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     And if that's the case, I wonder if you could indulge me and explore the notion of, well, so what do you count in your camp now? Can HP honestly say that as of now we feel very strongly that we have 20% of our shareholders behind us or 20% of the shares, using a number in general?

MR. CONDIT: Those are really exciting questions, and I'm not going to give you very exciting answers. For a board member -- and I'm [speaking] specifically, particularly for myself here...

QUESTION CONT'D: This is Phil, right?

MR. CONDIT: This is Phil, right.

QUESTION CONT'D: Thank you.

MR. CONDIT: The first issue is your fiduciary responsibility as a board member and that is, is this company doing what they should be doing to maximize shareholder value? We -- that is all the board members with the exception of Walter -- have concluded that the best alternative is a merger with Compaq. If, in fact, the shareholders vote it down, they have said that's real interesting, but we don't agree with you.

     Now, as board members we've got to deal with [the fact that] we think this is best. Shareholders have said no. How do we best exercise our fiduciary responsibility and can we effectively govern the company? Those are tough issues. They will be dealt with very thoughtfully and very carefully by each person as an individual because, in fact, you were elected as individuals.

     Will it be disruptive? Yes. Will it be chaotic? My answer would be no because the intent will obviously be to go ahead in either case. If it's a positive vote, it will be to go ahead and conclude the merger with Compaq. If it is not, it will be to go back and reassess strategic alternatives. But, it will be done carefully and thoughtfully. So, yes disruptive, chaotic no.

     I have no way of predicting how many -- how people will react. Each person has to reach that decision themselves.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Thank you. Good morning. I'd like to ask questions specifically related to something that you said in your opening comments, and very much a question directed to directors of the company. You say you must represent all shareholders as opposed to a


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few that represent the narrow interests of the charitable foundation. And I'd just like to drill down on what exactly you mean by that. Does that mean that you feel that a charitable foundation will be more likely to be risk-averse, because it is important for us to perhaps understand the various motivations here, including the motivations of Walter Hewlett? And to the extent that you have some understanding of that motivation that you could share with us, that would be quite helpful.

MR. CONDIT: Well I think, you know, in particular -- and I think Walter has addressed this issue -- if you're a charitable foundation and you have a large percentage of your shares in one stock, it tends to make you more risk-averse because that preservation of capital becomes a critical parameter. I would argue that that is true of a retirement fund like CalPERS.

     So, it is a valid point of view, but it is not necessarily one that is ahead on a broader scale with most other shareholders who, in fact, are looking for value increase not just preservation of capital.

MR. GINN: And I would add to that, and particularly that's true if your objective is diversification of the fund. You are very careful about short-term performance versus long-term performance. And maybe one of the issues here is just that the board is really focused on the long-term performance of this enterprise.

QUESTION CONT'D: Thank you very much.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question is from [Name and Firm].

QUESTION: Hi, thanks, two-parter, I guess. First of all, you talk about the support that you're seeing from the majority of the top [20] shareholders. A lot of the folks have said that they don't plan to make a final decision until a day or two before the vote. Do you think most institutional investors have made up their minds already and are just hesitant to go public or do you think that, in fact, many institutions won't be making their final decisions until just before the vote?

MR. CONDIT: Just so we're clear, the actual statement I made said 20 top ones, not 28. We're saying the same thing.

QUESTION CONT'D: Thanks.

MR. CONDIT: I think it varies very clearly from institution to institution. I believe there are some who have done their analysis who have arrived at a conclusion and know what that is going to be. I think there are others who are watching what is said, what the


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different sides are saying, and will, in fact, make that decision quite late in the process. That's why I tried to state it the way I did. Our discussions -- management's discussions -- with those shareholders is promising, very positive, but, you know, you don't count votes that way. You count votes on proxy cards that are submitted.

QUESTION CONT'D: Is there a danger in both sides walking away from a meeting feeling positive? Could that be the reason we're hearing expressions of confidence from both HP management and directors and from Walter?

MR. CONDIT: I don't think that's the likely [piece]. I think that everybody listens pretty carefully to what is said. I know in, the case of our discussions with management, that each one is discussed in terms of what is there, what they know, what they don't know, and trying to look as clearly at it as you can.

QUESTION CONT'D: Thanks, and I guess the second one was back on the other issue of -- obviously you've said that neither of you can predict what your own actions will be -- can you envision a scenario in which either of you feel the best thing to uphold your fiduciary responsibility is to step down from the board?

MR. CONDIT: Sure, I can write that scenario, but I can write the other one as well. I think that's the issue that this is not clear. You know that you are there to represent the shareholders and feel very strongly about that. The question is, given whatever that set of circumstances is, to resolve how do you best serve the shareholders and do you do it best by letting somebody else take that position or do you do it best by continuing to work hard on the success of the company directly? And I won't know that answer until that time comes.

QUESTION CONT'D: Thanks.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: I have a question. Early on you mentioned it was not unexpected that stock would fall when this deal was first announced, but once the market had a time to adjust and analyze the whole transaction, that the stock would, in fact, recover. We've now been looking at this transaction for six months and some very, very smart people have done a lot of analysis, yet the market remains so far unconvinced that this is a value-added transaction. Why do you think that is the case and why do you think that is such a close call at this point?


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MR. CONDIT: Well, I'm not sure the market is unconvinced. I think the market is unsure what's going to happen here, and that may have more to do with the performance of the stock than anything else.

QUESTION CON'T: Okay. Second part, if I could -- and this is the terms of the transaction -- one thing that I remain puzzled about as an investor is that based upon consensus 2003 numbers, Compaq will contribute roughly 25% of the combined company's earnings and yet Compaq shareholders will own about a third of the combined company, and that is despite the fact that I think what they bring [is] a slightly less attractive business mix -- I think most of the observers would admit -- to the whole package. Basically, what that effectively does is shift most of the execution risk to HP shareholders. Why do you feel that HP shareholders should take on that execution risk? Meaning that if the synergies don't happen or revenue decline is worse than expected, the transaction is still accretive to Compaq shareholders but significantly dilutive to HP. So, why did HP agree to the terms that they did?

MR. CONDIT: Well, first of all, the premium was, as I recall, under 20%. And if you look at other deals, that's significantly below the premium that's been paid in other mergers. And just let me offer sort of a bottom line comment here because I think you've answered part of this question yourself.

     What we paid here is going to fade into insignificance depending on whether we can execute around our plan or not. If we do a great job of executing around our plan, this is going to look like the biggest bargain in the world. If we fail in that execution, then it's going to look like a very bad deal. So, I think the critical issue here is can HP execute? And as one director, I'm absolutely convinced that they can -- that the synergies will be attained, and the product mix will make HP an astoundingly competitive company in the marketplace.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Yes, thanks. Two questions as well. I know you don't want to talk about, necessarily, details around the plan if the deal is voted down, and you said you'll sort of cross that bridge when you come to it, but it does certainly seem like there's clearly some board and potential management risk if the deal is voted down, and as board members having a fiduciary responsibility, it seems like there needs to be some sort of definitive back-up plan, if you will, just so that investors feel like they're not compelled to vote in favor of the deal to avoid the potential disruptions. I was just hoping you could sort of comment on that as the first question.


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MR. CONDIT: I think the question is valid. I think the issue then becomes what is the go-forward plan? There are some things I think as a board we know, and there are some other things that we don't know. The merger is deeply rooted in a feeling that Sam expressed, which is that the best positioning in the market is in the solutions space -- that you can go to a customer and say we can help broadly with issues that are important to you, not just as a seller of products, but able to directly address customer issues. It was around that that the potential merging with a consulting outfit was dealt with. That did not go forward, but it is very definitely a parameter here.

     I don't think that strategic imperative changes. So, then the question is, are there other opportunities, while less attractive, that need to be pursued? But I'm still strongly rooted in that position that says that strategically is the best place to be.

     By the way, that leaves me not supportive of doing something like trying to spin-off the printing and imaging side of the business because that is very dependent upon being able to communicate with the computational side of the business if you're going to offer solutions. But, I think what it means is you then have to go back and look at other alternatives in the market space and decide how best to proceed.

QUESTION CONT'D: Does that suggest, because in the end the decision is binary I mean it's going to be a yes or no vote here coming up on March 19th -- and I guess, what you're saying then, is that there would certainly be some period, maybe unspecified, where there is stability, everyone regroups, and then there is the potential for defections, but there's not a potential for a wholesale risk on the 20th -- the end of the month, some short timeframe after the deal if it is, in fact, voted down, that there would be such a risk. Is that what you're suggesting?

MR. GINN: I think when we say we have a fiduciary responsibility, what that suggests is that we don't walk away and pout -- that if we decide to leave the board we do it in a professional way; we make sure that continuity is there for our successors. I think that's what Phil and I are trying to say.

QUESTION CONT'D: Okay. And the second question is really just maybe some color, and this is one of the many endless e-mails from the Walter Hewlett camp, but about citing the results of a customer survey, I believe -- I don't have it in front of me -- talking about surveyed customers doing less business with the combined company. Could you just comment on that and give us your perspective?

MR. CONDIT: When we examined this potential, one of the issues was would there be revenue loss as you brought these two companies together? The business case was built on the basis that there would be some degree of revenue loss. The experience so far has actually been much more positive than that because if it were going to happen, you should see some defections relatively early. That has not been the case.


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MR. GINN: As a matter of fact, if you look at the first quarter results, the opposite is the case.

MR. CONDIT: Now, part of this is because, we believe very strongly that, the product lines of these two companies fit together quite well. Example, one of the strategic issues that HP has grappled with is that in the NT server space, we were not competitive.

     On the other hand, in the UNIX space, we were extremely competitive. Now, it happens that Compaq is very good in the NT server space, so you get a complementary result which means you are better balanced in that server area rather than being stuck on one side of that fence. It's that kind of thing which says you ought to be more valuable to customers, not less, even though as you looked at the business case, you did assume that there would be some erosion. At this point, I'm more optimistic than I was six months ago.

QUESTION CONT'D: Okay.

MR. GINN: Just to set the record straight here, Ziff Davis has publicly said that the info that was released was proprietary and selective, so we would recommend that you talk to them directly to get the straight scoop here.

QUESTION CONT'D: Thanks.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi, it's actually [Name and Firm]. You prefaced your remarks this afternoon by saying that you responded to Walter's comments. It seemed to me the news over the weekend was that two more groups, CalPERS and the Ontario Teachers Fund, decided to vote against the merger and they joined a list of respected long term money managers, [Toray], Brandes Partners, [David Trimman], who similarly will vote no on the merger. Why do you think you were unable to convince these particular investors, and why don't you believe they will be as persuasive or more so than you in affecting the votes of the money managers who too make a decision based on research as opposed to the index funds who hand off their proxies? Thanks.

MR. CONDIT: Again, I think that there is clearly a pattern where funds -- retirement funds, charitable funds -- have tended to go that way. Their primary responsibility is preservation of capital. I think that those who are looking for growth and opportunity will see it a different way. Obviously, as I said, this board is a board with lots of business


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

experience and as we look at the business, it is our conclusion that the company is better for its shareholders with the merger than without.

MR. GINN: And I think this is a complex merger. People are going to come out on different sides of it. For every one you can quote on one side, we can probably quote two on the other, but it is a contest and we acknowledge that.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi. I have a question regarding your retail mix and how you view -- in terms of your effort there -- in terms of winning the retail vote as well.

MR. CONDIT: Again, I think the issue is to try to get the facts out in front of people, and do it as cleanly and as honestly as possible. The board, absent Walter, strongly supports this and believes it is, in fact, best for the shareholders, and tell that story to both the retail space and to the institutional space.

QUESTION CONT'D: Do you feel right now that you are ahead on the retail space in terms of you think the majority of retail investors will support the merger?

MR. GINN: Well, I haven't seen any specific information except my own polling, which seems to be a constant part of my life these days, and the majority of people I talked to are supportive of the transaction.

QUESTION CONT'D: And then one second question I have regarding the board and with Walter advocating the spin-off of the printing and imaging division. After his proposal about that, did the directors maybe look about -- were they a little bit alarmed by his advocating such a measure and may, if [there is] anything to that, [that] affect your decision to maybe stay on the board if that's his plan --

MR. GINN: Okay, now, many of the things that Walter is advocating, now he never advocated in the boardroom. I don't recall him ever advocating a spin of the printer business. I don't ever remember him showing us how we could save $14.00 to $17.00 a share. If that is possible, it seems to me he should have presented it to the board of directors. The board of directors has not seen that and how he would have planned to achieve it, except through the press. So, I don't want you to get the idea that all of Walter's recommendations are recommendations that he's made to this board. Almost none of them are.

MR. CONDIT: The other thing I will add is that as the board reviewed strategic alternatives, in fact all the way back to the Agilent spin, we did look at the potential of spinning the printing and imaging business. We determined at that point it was not in the best interest of the company or its shareholders to do that. So, this is something that has, in fact, been discussed -- that particular piece.

QUESTION CONT'D: Yeah, I guess I should clarify what my question was, is -- that after Walter brought this up as something he would like to see possibly done should the merger fail, did the directors kind of -- would that, if anything, be a reason for the directors to want to stay with the company to make sure that does not happen?

MR. GINN: I think Phil has already made his point, let me make mine. If you believe that solution-selling -- satisfying customer's needs through solution-selling -- is the direction of the company, I don't know how you could support a spin of the printer business, which would be an integral part of the solutions. You would have printers and servers and networks and network control systems and storage devices and all of the other things packaged together.

QUESTION CONT'D: All right. Thanks.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi, good afternoon. One of the arguments of the dissenters is that size does not matter in a variable-cost industry. And the PC, and to a lesser extent, the server, industry is variable-cost. Can you comment on this idea? Thanks.

MR. GINN: Yeah, I think simply, I don't know that I disagree with that, but winning with customers is extremely important, and I think what this board has attempted to do is put up a product set with the combination of Compaq and Hewlett-Packard that allows us to win in the marketplace, and that's the driver, not the size of the company.

MR. PAVLOVICH: Next question.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hello. Can you hear me?

MR. PAVLOVICH: Yes.

QUESTION: Yeah, I'm just perplexed a little. Since the deal was announced I noticed that you both, Sam and Phil, are on the board who had real merger experience, yet the merger you're attempting is in two different types of industries. You did one with AirTouch and McDonnell Douglas and they [are] both quasi-monopoly, high value to entry business, long product life cycles, slow rates of change, and computers are the exact opposite. Commodity, fragmented, low barriers to entry, short cycles. And any time that we've invested, we've made money in these high barriers to entry, quasi-monopoly to entry. Those deals work out, and the ones in these low barrier to entry businesses like technology always fail. I wanted you to address that issue, then I have another question.

MR. CONDIT: Sam, you want to start since you're pretty darn close, in my view, to that other situation.

MR. GINN: Well, there have been a lot of -- it depends on what you call a high-tech merger. I mean there have been not only this, there's 3Com/U.S. Robotics, there's McKesson and HBO, there's America Online, there's Netscape, there's Lucent/Ascend -- there's a whole bunch of these and you can take each one of them and argue whether they were successful or not.

     To be honest with you, I think the right criteria to think about here is can you execute around the plan, and I don't think there's anything that's incredibly difficult about a high tech merger if, indeed, the strategic trust of the business is sound. If you understand where you're trying to take this company and how you're trying to win in the marketplace, I don't find that a compelling argument to say to me well high-tech mergers don't work. Well, they work if you can execute them. And they work if the strategic plan associated with them makes sense in the marketplace. I think it's that simple.

QUESTION CONT'D: The second question is a solutions approach. You're talking about services. Isn't $20 billion kind of expensive to buy a $7 billion services business? And then you have 15% upside if everything goes right, and if you have a disaster people could lose intrinsically 50% of the value of the company.

MR. GINN: Well, I don't know where you get that number, but we think we've got a real chance here to make the PC business really profitable. Compaq brings with it a direct distribution system that we have looked at very carefully for scalability, and we think putting the two PC companies together is going to be a powerful force in the marketplace and a chance that we can turn that segment of this business into real profitability.

MR. CONDIT: Let me just expand on that. I think that is true down to each part of the business. I think it is true in PCs; I think it is true in servers -- I already mentioned the NT/UNIX case. Compaq brings with is some really first-rate high-end servers. It is how you integrate the entire thing and what the sum of that integration [is] that causes you to say this one makes sense. To be very straightforward about it, if you screw it up, you're going to destroy value and that's back to execution and having a plan and understanding how to execute on that plan, and that's what this board is focused on.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi. Can you hear me?

MR. CONDIT: Yep.

QUESTION CONT'D: Hi, it's actually [Name and Firm]. I'm wondering, and this is a question for each of you gentlemen, could you work with Walter Hewlett -- continue to work with Walter Hewlett on the board?

Mr. GINN: Let me take that first. I've worked with Walter Hewlett a long time. I really think Walter's intellectually honest. I think on this particular question he's wrong, and so can I work with Walter Hewlett? I've worked with him for a long time. I personally like him. He's an honorable person, but he's just wrong on this.

QUESTION CONT'D: And that was Mr. Ginn?

MR. CONDIT: Yeah, I have exactly the same -- that was Mr. Ginn. This is Phil Condit. I have exactly the same thing. I have not worked with Walter as long. I respect him. I disagree with his position on this case. What will be the critical element is where to from here, and as a board member, am I comfortable with that direction, but my focus has been and remains that this deal is the one that I think is best for this company, and so I'm not spending a lot of my time worrying about the other alternative.

QUESTION CONT'D: Okay, but I guess I'm wondering however the vote turns out, do you see the three of you or I guess for each one of you, the two of you being on the same board?

MR. GINN: The issue's not Walter. I just want to point that out. The issue is the recommendation that Walter supports that I think where we disagree with Walter.

QUESTION CONT'D: Okay. Thanks very much.

MR. PAVLOVICH: Next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Yeah, hopefully you can also indulge me two questions. My first is I'm familiar with the back and forth over that Ziff Davis study and whether it was valid, but there was another report of customer opinion out today from Merrill Lynch that also found that more Compaq and HP customers tend to not favor the merger than support it.

And that comes from -- Merrill has come out and supported the deal -- so I guess my question for you is not so much what do you make of that, but you delineated some of the reasons why some different investors -- some kinds of investors -- might not support the deal. Why, since the deal is so geared towards customers and presenting them the complete solutions they want, why would any customer not be in favor of this?

MR. CONDIT: I think it's familiarity and change. You've got to get with your customer, each one of them, and say here's what I can do, here are the things that I can bring you and make that story. And by the way, I think that is something that every company has every single day. There are no magic bullets. There's nothing you can do that says if I do this every customer will love me forever. You earn that every single day. You have to get out, represent it, tell the people your story, keep product development coming, keep the innovations there that help your customer, and, in fact, demonstrate that you can solve their problems.

QUESTION CONT'D: Well, then would you say that maybe HP and Compaq haven't yet told that story as well as they could, I mean considering that there are some signs that maybe customers are doubting whether this is a good deal for them?

MR. CONDIT: Well, but what I would also say is the data, as in dollars, would indicate that this not necessarily the case. So, are there doubters? I'm sure there are, and your job is always to convince them. I think there are also some who think very, very positively about this and think it gives them more options.

QUESTION: And just -- I'm sorry to return to this whole point of what would happen to the board -- but since a lot of time this morning's been spent on that subject, I want to make sure that we're absolutely clear. I guess, Mr. Ginn, I heard you say one of the last comments you made on the subject was that people wouldn't leave -- if it did come to that -- people wouldn't leave until there was some sort of clear succession or whatever, but I just want to make sure we have a clear understanding when we write our stories here. Are you guys raising the possibility -- and I know you're not saying you don't want to predict what other board members will do -- but are you raising at least the possibility that if this is voted down, at the next board meeting Walter Hewlett could be sitting there all by himself?

MR. GINN: Well, I'm not saying that. I think this has created enough interest that maybe I ought to restate what prompted my comment on this in the first place. What I wanted to say was that, look, here you've got a board; all the members of the board support this transaction with the exception of Walter, and it's voted down. At that point, I think it's pretty obvious that you create an inherent conflict with the existing directors -- an inherent conflict [in] that they will be driven by the will of the shareholders in one instance, and their own personal beliefs about what is the right strategy on the other side.

     Each director is going to have to deal with that, and they will deal with that one of two ways. They will stay on the board or they'll get off the board. But, what I was also trying to say is that being a director of a company like HP, we all recognize that you have a serious fiduciary responsibility and what I said was something like I won't walk away and pout. What I will do is make sure that if I decide to leave, that I have a proper replacement before I walk out the door. And that's about as clear as I can be.

QUESTION CONT'D: Okay. Thank you.

MR. PAVLOVICH: Yeah, I'd like to add -- this is Steve Pavlovich -- I'd like to add a couple of comments with respect to the survey results. First of all, there have been a number of surveys done with customers and many of them have come out indicating that the customers -- our customer base -- is very much in support of this deal.

     Secondly, with respect to how customers react at any given point in time, we are currently in a period of the most uncertainty that we've got. You've got a proxy battle waging; it's not certain that the deal is going to get done; customers have not yet seen product roadmaps; account assignments haven't been made; all of which will be presented to all of our customers within the first 30 days after the merger is approved.

     So, next question please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Good afternoon. Thank you, operator. I was wondering if you could just help us understand chronologically the evolution of the board's strategic thinking? I think you've alluded to a fundamental tenet being really a recognition of the need for solutions, but if we go back, can you tell us sort of what was that foundation? What were strategic options about the time you were considering PricewaterhouseCoopers? I mean were there three strategic options at that point? Was the acquisition of Compaq a strategic option at that point, or why not, given that you're now purporting that that is the best solution for you? If you could bring us up to steam on that, that would be helpful, and I have one follow-up.

MR. CONDIT: Sam, you've made this speech a couple of times. You want to try it?

MR. GINN: Well, look, if you go back to PricewaterhouseCoopers, it's pretty obvious at that point in time the board and management had decided that solution selling was the key to the future because bringing that capability inside would have given us the consulted kind of capability to go out and work with customers and offer solutions to their own problems. So, clearly at that point in time, the board had decided that solutions was the ultimate direction for business customers.

     You know, before that, even before the Agilent spin, we looked at a number of options back then, one of which was to spin off the printer business, but we kept being pulled back by this concept of solution selling. And I think over a period of time the board became convinced that it was the underlying rationale for our strategic vision, which led us then over a period of months to the Compaq negotiations.

QUESTION CONT'D: Were there considerations around a similar solution focused only acquisition at that time? And also, what was the -- at that point -- what was the vision for a stand-alone HP? I think your assumptions now are largely that a stand-alone is essentially the way it is, but was there not a stand-alone HP where there would be continued further head count reductions that was also considered to try and...

MR. GINN: I think stand-alone HP was clearly an option, but it's just not the best option -- that we could continue to innovate and create and develop product sets, and create shareholder value. The only issue was that the Compaq merger allowed us to get there much quicker.

MR. PAVLOVICH: Okay. We've got time for one more question, please.

OPERATOR: Your next question comes from [Name and Firm].

QUESTION: Hi. I have a very quick and simple question, I think. We have talked about the rationale behind not spinning off the printing business, but we did not really quantify it beyond the point that if we -- if HP and Compaq -- get together, we can have a double-digit growth in the printing business alternatively, if we sell [unintelligible] then we get 4% to 6% growth rates. Now, can you quantify how the PC business or the acquisition of Compaq contributes to your double-digit growth?

MR. GINN: Well, first of all, they're not exclusive. I think the board's been very clear to say and appreciate the fact that we have a marvelous printer business with something like 60% market share worldwide. It is a wonderful asset. There has been a lot of attention to funding through research and development of new products for the printer business. Irrespective of what else is happening in the company, I have not heard anyone say that we shouldn't fund what is necessary to continue our leadership in the printer business.

MR. PAVLOVICH: Okay. We're going to have to wrap this up. Phil and Sam, any final comments you'd like to make?

MR. GINN: I'd just like to thank everybody for their time.

MR.CONDIT: I feel the same way. This is unusual. I hope you understand how much passion we bring to this subject. We care deeply about this company and want the right things to happen.

MR. PAVLOVICH: Great. Thanks very much, Sam and Phil, and thanks to everyone for joining us on short notice and we'll talk to you soon. Good-bye for now.

OPERATOR: Thank you for participating in today's Hewlett-Packard conference call with Sam Ginn and Phil Condit. This conference will be available for replay beginning today at 4:30 p.m. Eastern Time until March 18, 2002 at midnight Eastern Time. To access the replay you may dial 1-800-642-1687 or 706-645-9291, and enter conference ID number 3523823. Again, the conference ID number 3523823. Again, to access the replay you may dial in on 1-800-642-1687 or 706-645-9291 and enter conference ID number 3523823. Thank you again for your participation. You may now disconnect.

[END OF TRANSCRIPTION]


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

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

                                    * * * * *

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